United States securities and exchange commission logo





                              June 9, 2022

       Jonas Grossman
       Chief Executive Officer
       Chardan NexTech Acquisition 2 Corp.
       17 State Street, 21st Floor
       New York, New York 10004

                                                        Re: Chardan NexTech
Acquisition 2 Corp.
                                                            Draft Registration
Statement on Form S-4
                                                            Filed May 16, 2022
                                                            CIK No. 0001847986

       Dear Mr. Grossman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-4 filed May 16, 2022

       Cover Page

   1. Please revise your cover page to give prominence to the disclosure that the Sponsor and
                                                        Chardan   s directors
and executive officers have interests in the business combination that is different from, or
in addition, to those of your shareholders.
   2. Please revise your cover page to disclose the equity ownership of the public stockholders,
                                                        PIPE investors and
Sponsor upon completion of the business combination.
       QUESTIONS AND ANSWERS ABOUT THE PROPOSALS, page 10

   3. Please highlight the material risks to public warrant holders, including those arising from
 Jonas Grossman
FirstName  LastNameJonas Grossman
Chardan NexTech  Acquisition 2 Corp.
Comapany
June 9, 2022NameChardan NexTech Acquisition 2 Corp.
June 9,
Page 2 2022 Page 2
FirstName LastName
         differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
4. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
5. Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.
Risk Factor Summary, page 39

6. Please revise your risk factor summary to ensure that it is no more than two pages in length. Refer to Item 105(b) of Regulation S-K.
Fairness Opinion of Duff & Phelps, page 93

7.       You disclose that the "Duff & Phelps    Opinion was furnished for the
use and benefit of
         the Chardan Board in connection with the Business Combination and was not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff
         & Phelps    express consent." Please also refer to similar language
contained in the
         fairness opinion. This disclosure suggests that shareholders may not consider or rely on the information in the opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.
Interests of Certain Persons in the Business Combination, page 123

8. Please discuss the fact that Mr. Grossman, sole member of Chardan NexTech Invesments
         II LLC, may have interests in the completion of the business combination that may be different from Chardan's public stockholders due to Chardan NexTech Investments II
         LLC participating in the PIPE and Sponsor agreements.
Background of the Business Combination, page 126

9. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms. Please also discuss the negotiations related to the material ancillary agreements related to the business combination.
Chardan's Management's Discussion and Analysis of Financial Condition and Results of
Operations
 Jonas Grossman
FirstName  LastNameJonas Grossman
Chardan NexTech  Acquisition 2 Corp.
Comapany
June 9, 2022NameChardan NexTech Acquisition 2 Corp.
June 9,
Page 3 2022 Page 3
FirstName LastName
Critical Accounting Policies
Recent Accounting Standards, page 176

10. You disclose here and in the notes to your financial statements that ASU 2020-06 is effective for you on January 1, 2024 and that you early adopted on January 1,
         2021. Please reconcile these disclosures with your statement on page 172 that ASU 2020-
         06 is effective January 1, 2022 and you are currently assessing the impact of adoption.

CERTAIN PROJECTED FINANCIAL INFORMATION OF DRAGONFLY, page 205

11. We note your disclosure that the financial projections are based on numerous assumptions.
         Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing. Description of the Business Combination, page 209

12. Please clarify whether the Penny Warrants are exercisable for 3.6% of fully-diluted outstanding shares or whether they are exercisable for 1,536,367 shares post closing.
         Please also describe any other material terms of the Penny Warrants. Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 216

13. We refer to adjustment D. Please tell us where you reflected the elimination of
         Dragonfly's historical debt. In this regard, we note adjustments to cash for the use of cash to payoff the debt and to notes payable, current portion, but we note no adjustment to notes payable, non-current portion.
14. We refer to adjustment I. Please tell us where this adjustment is reflected in the pro forma balance sheet, as we note no adjustment labeled "I."
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 217

15. Please revise adjustment EE to provide your calculation of interest expense under the new
         Term Loan Facility.
16. Based on your disclosure in note D that the pro forma balance sheet reflects the repayment of Dragonfly's historical debt and the write off of unamortized debt discount, it is not clear to us why the pro forma statement of operations does not reflect the non-recurring loss of
         $6.1 million that will result from the debt extinguishment. Please clarify or revise.
Note 4. Net Loss per Share, page 217
 Jonas Grossman
FirstName  LastNameJonas Grossman
Chardan NexTech  Acquisition 2 Corp.
Comapany
June 9, 2022NameChardan NexTech Acquisition 2 Corp.
June 9,
Page 4 2022 Page 4
FirstName LastName

17. Please revise note 4 to clarify that the pro forma loss per share calculations also exclude
         40 million additional shares of common stock that may be issued as a result of the Earnout
         Agreement.
BENEFICIAL OWNERSHIP OF SECURITIES, page 250

18. Please disclose the sponsor and its affiliates' total potential interest in the combined company, assuming exercise and conversion of all securities. Financial Statements, page F-1

19. Please update your financial statements and all related disclosures in accordance with
         Rule 8-08 of Regulation S-X. Please also provide updated financial statements and related disclosures for Dragonfly, the predecessor, in accordance with Rule 8-08 of
         Regulation S-X.
General

20. We note that the SPAC IPO underwriter performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on the completion of a business combination. Please quantify the aggregate fees payable to the SPAC IPO underwriter that are contingent on completion of a business combination.
21. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores;
              reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries, or the ongoing invasion.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business. In this regard, we note your disclosure that, as a result of global supply chain disruptions, you have "experienced a build-up in inventory and a significant increase in prepaid inventory as suppliers have required upfront deposits."
 Jonas Grossman
Chardan NexTech Acquisition 2 Corp.
June 9, 2022
Page 5
22. We note your reliance on a single source supplier for your proprietary battery management system. Please tell us what consideration you gave to Item 601(b)(10)(ii)(B)
         of Regulation S-K.
23. Please disclose all material terms of the Equity Facility Letter Agreement, including all material terms of the Equity Facility Commitment Shares.
        You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or
Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at
(202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



FirstName LastNameJonas Grossman                               Sincerely,
Comapany NameChardan NexTech Acquisition 2 Corp.
                                                               Division of
Corporation Finance
June 9, 2022 Page 5                                            Office of
Manufacturing
FirstName LastName